Western Copper and Gold Announces C$50 Million Bought Deal Financing

Vancouver, B.C., February 11, 2026 - Western Copper and Gold Corporation. (TSX:WRN, NYSE American:WRN) (the "Company") is pleased to announce it has entered into an agreement with Stifel Canada, on its own behalf and on behalf of a syndicate of underwriters (the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 12,048,400 common shares of the Company (the "Common Shares") at a price of C$4.15 per Common Share (the "Offering Price") for gross proceeds to the Company of approximately C$50,000,860 (the "Offering").

The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 1,807,260 Common Shares of the Offering. If this option is exercised in full, an additional C$7,500,129 in gross proceeds will be raised pursuant to the Offering and the aggregate gross proceeds of the Offering will be approximately C$57,500,989.

The Company plans to use the net proceeds from the Offering to advance permitting and engineering activity at the Company's Casino Project in the Yukon, and for general corporate and working capital purposes.

The Offering will be made by way of a short form prospectus (together with any amendments thereto, the "Prospectus") filed in all of the provinces of Canada, except Québec, and in the United States pursuant to a prospectus filed as part of a registration statement on Form F-10 (together with any amendments thereto, the "Registration Statement") under the Canada/U.S. multi-jurisdictional disclosure system. The Prospectus and the Registration Statement are subject to completion and amendment. Such documents contain important information about the Offering. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

The Registration Statement relating to the Common Shares has been filed with the United States Securities and Exchange Commission but has not yet become effective. The Common Shares to be sold pursuant to the Offering described in this news release may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. Before readers invest, they should read the Prospectus in the Registration Statement and other documents the Company has filed with Canadian regulatory authorities and the United States Securities and Exchange Commission for more complete information about the Company and the Offering. The Prospectus is available on SEDAR+ at www.sedarplus.ca. The Registration Statement is available on EDGAR at www.sec.gov. Alternatively, the Prospectus and the Registration Statement may be obtained, for free upon request, from Stifel Canada at 161 Bay Street, Suite 3800, Toronto, Ontario, Canada M5J 2S1 or by email at syndprospectus@stifel.com.

The Offering is scheduled to close on or about February 26, 2026, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the NYSE American and the applicable securities regulatory authorities.

About Western Copper and Gold Corporation

Western Copper and Gold Corporation is advancing the Casino Project, Canada's premier copper-gold mine in the Yukon and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with First Nations and local communities to progress the Casino Project, using internationally recognized responsible mining technologies and practices.

On behalf of the board,

"Sandeep Singh"

Sandeep Singh

Chief Executive Officer

Western Copper and Gold Corporation

For more information, please contact:

Cameron Magee

Director, Investor Relations & Corporate Development

Western Copper and Gold Corporation

437-219-5576 or cmagee@westerncopperandgold.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains certain forward-looking statements concerning the timing and completion of the Offering, the gross proceeds of the Offering and the use of proceeds from the Offering, the over-allotment option to be granted to the Underwriters, the necessary regulatory approvals required for the Offering being received and the expected closing date of the Offering. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and other U.S. securities law and "forward-looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements").

Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. The material factors or assumptions used to develop forward-looking statements include, but are not limited to, the assumptions that all regulatory approvals of the Offering will be obtained in a timely manner; all conditions precedent to completion of the Offering will be satisfied in a timely manner; and that market or business conditions will not change in a materially adverse manner. Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of the Company and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties related to raising sufficient capital in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in the Company's AIF and Form 40-F, including those under the heading "Risk Factors" and other information released by the Company and filed with the applicable regulatory agencies.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.